UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 1-11037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Praxair Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

Praxair Retirement Savings Plan
Index

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Praxair Retirement Savings Plan
Danbury, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Praxair Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Philadelphia, Pennsylvania
May 30, 2014

Praxair Retirement Savings Plan
Statements of Net Assets Available for Benefits
as of December 31, 2013 and 2012

	December 31,
	2013	2012
Assets:
Investments, at fair value (Notes 5 and 6)	$1,507,393,561	$1,336,954,472
Receivables:
Participants contributions	350,902	341,544
Employer contributions	189,496	337,809
Notes receivable from participants	38,544,614	37,007,299
	39,085,012	37,686,652
Net Assets Available for Benefits, at fair value	1,546,478,573	1,374,641,124
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Notes 3, 4 and 5)	(4,379,231)	(8,673,267)
Net Assets Available for Benefits	$1,542,099,342	$1,365,967,857
The accompanying notes are an integral part of these financial statements

Praxair Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2013

Additions to (Deductions from) Net Assets
Contributions:
Participants	$49,689,918
Employer	24,831,387
Rollovers from other plans (Note 2)	3,342,713
Total contributions	77,864,018
Investment income:
Net appreciation in fair value of investments (Note 5)	185,496,671
Interest and dividends	41,392,989
Total net investment income	226,889,660
Interest income on notes receivable from participants	860,198

Benefit payments to participants	(132,464,102)
Administrative expenses	(290,487)
Total Deductions	(132,754,589)
Increase in Net Assets Before Transfers	172,859,287
Transfers from other plans (Note 9)	3,272,198
Net Increase in Net Assets Available for Benefits	176,131,485
Net Assets Available for Benefits
Beginning of year	1,365,967,857
End of year	$1,542,099,342

The accompanying notes are an integral part of these financial statements

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 1 - Inception of the Plan

Praxair, Inc. (the “Company”) established The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies on June 30, 1992. Effective July 1, 2002, the Plan was renamed the Praxair Retirement Savings Plan (the “Plan”).

Note 2 - Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan document, as amended, for a complete description of the Plan's provisions. The following information does not apply to employees covered under a bargaining unit agreement. Employees covered under a collective bargaining agreement should refer to such agreement for the terms applicable to them.
General
The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Retirement Savings Plan (the “Administrator”). The activities of the Administrator are overseen by the Finance and Pension Committee of the Board of Directors of Praxair, Inc. The Trustee of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
All regular full-time employees (as defined in the Plan) of the Company and any of its affiliates that have adopted the Plan are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating affiliates are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.
Contributions
Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan) based on contribution limits established by the Administrator. Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute up to 40% of their eligible compensation on either a before-tax or after-tax basis or a combination of both. Highly compensated employees are allowed to contribute up to 15% of eligible compensation, in any combination of before-tax, after-tax or Roth contributions.
The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $17,500 in 2013. All employees who are eligible to make deferrals under the Plans and who have attained age 50 before the close of the Plan year, may elect to make additional “catch-up” contributions for the Plan year. The maximum catch-up contribution amount permitted under the Code was $5,500 in 2013.
Participants are able to designate part or all of their future contributions as Roth 401(k) contributions. Roth 401(k) contributions are made on an after-tax basis and are eligible for Company matching contributions. The combined Roth 401(k) and pre-tax 401(k) contributions cannot exceed the annual IRS or Plan limits specified above.
Participants meeting certain minimum age and/or Plan participation requirements are able to convert part or all their 401(k) pre-tax and Company contribution account balances into designated Roth 401(k) account balances.

Amounts converted to Roth 401(k) are subject to income tax in the year of conversion, but are free from income tax upon distribution, as long as it has been at least five years since the participant first made Roth contributions (including the conversion) to the Plan and the participant is at least age 59 1/2.
All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 5% of eligible compensation, unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the Plan, each newly hired eligible employee is provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 5% of eligible compensation.

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.
Except for those employed by the Company's Praxair Distribution business unit (“PDI”), the Company matching contribution available to a Plan participant is determined based on the component of the Plan in which the participant participates. For all Plan participants hired after April 30, 2002 and those Plan participants hired prior to May 1, 2002 who elected to be covered by the Account-Based Design feature of the Plan, the Plan provides for a Company matching contribution equal to 100% of the first 5% of compensation contributed by the participant. For Plan participants who were employees of the Company as of April 30, 2002, and elected to be covered under the Traditional Design feature of the Plan, the Plan provides for a Company matching contribution equal to 70% of the first 2 1/2% of the participant’s compensation contributed to the Plan and 40% of the next 5% of the participant’s compensation contributed to the Plan. The Company matching contributions are made in cash and immediately invested in accordance with the participant’s investment directions.

In lieu of the Company matching contributions and other Company contributions described above, Plan participants who are regular/full-time employees of PDI (other than those employed by Praxair Distribution Southeast, LLC (“PDSE”)) are immediately eligible for Company contributions as outlined below. Participants employed by PDSE are subject to a two year of service waiting period before being eligible to receive Company contributions under the Plan. In addition, part-time employees of PDI are only eligible to receive Company contributions under the Plan after their completion of certain minimum service requirements as set forth in the Plan. Prior to January 1, 2013, these Company contributions were made to the PDI plan.
The Company will make a contribution on behalf of eligible PDI participants according to the following table. One age point is granted for each year of age, and one point for each full year of Company service. Points are determined at the beginning of the Plan year. The Company contribution is a percent of compensation (as defined in the Plan). The contribution will be made at the end of each pay period. Participants not employed by PDI are not eligible to receive these Company contributions.

Age and Service Points	Under 30 points	30 - 39 points	40 - 49 points	50 - 54 points	55 or more points
Company contribution	2.0%	2.5%	3.0%	4.0%	5.0%
Participants’ Account Activity
Participant accounts are credited with participant and Company contributions and investment returns which are based upon each participant’s investment direction. Participant accounts are charged for withdrawals and Plan administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting

Except as provided below, participants are fully vested in their Plan account balances at all times. Participants employed by PDI are at all times fully vested in their own contributions, Company contributions made prior to July 1, 2004, and rollover contributions. Participants employed by PDI (other than those employed by PDSE), become fully vested in Company contributions made on or after July 1, 2004 after completing three years of service. Unvested Company contributions are forfeited following separation from the Company and may be used to reduce future Company contributions or for Plan expenses.
Investment Options
Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan listed below:

Mutual Funds
Common Trusts
Praxair Common Stock Fund
Participants may change the investment election of their contributions and existing balances at any time.

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Dividend Payout on Company Stock Funds
A portion of the Plan consisting of the Praxair Common Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. The designation as an ESOP has no other effect on benefits under the Plan.
Withdrawals and Distributions
Plan participants may generally withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Actively employed participants may begin receiving distributions of pre-tax contributions at age 59 1/2.
Notes Receivable from Participants (Participant Loans)
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have up to two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan.
Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest are paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. Interest rates on loans outstanding as of December 31, 2013 ranged from 2.25% to 9.40%, with various maturity dates through 2044. A loan application fee of $35 is charged to the participant’s account for each new loan.
Loans to participants are carried at unpaid principal balance plus accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2013 and 2012. Delinquent participant loans are recorded as a distribution in accordance with the terms of the Plan and applicable law.
Rollovers
Rollovers represent transfers of account balances of certain participants into certain investments of the Plan from other qualified plans or from individual retirement accounts.
Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the participant's account by the Administrator if such participant subsequently makes a valid claim for the benefit. In limited circumstances, when a participant is automatically enrolled in the Plan then subsequently elects not to participate in the Plan, his or her Company matching contribution will be forfeited. In addition, Company contributions made on behalf of participants employed by PDI (with the exception of PDSE) are forfeited if the participant does not complete three years of service with the Company. Amounts forfeited under the Plan shall be applied either to pay the Plan’s administrative expenses or to reduce future Company contributions. The amounts of forfeiture balances at December 31, 2013 and 2012 were $102,453 and $85,744, respectively. The amounts of forfeitures used to reduce employer contributions in 2013 was $146,144.

Note 3 - Summary of Significant Accounting Policies
Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates
Payment of Benefits
Benefits are recorded when paid.
Investment Valuation and Income Recognition
Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the standard, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The Fidelity Managed Income Portfolio (“MIP”) II Class 3 Fund is stated at fair value in accordance with the provisions of the standard. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Risks and Uncertainties
The Plan provides various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 4 - Reconciliation of Financial Statements to Form 5500

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 presents fully benefit-responsive contracts at fair value. As a result, the adjustment from contract value to fair value for fully benefit-responsive contracts represents a reconciling item between these financial statements and Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$1,542,099,342	$1,365,967,857
Adjustment from contract to fair value for fully benefit- responsive contracts	4,379,231	8,673,267
Net assets available for benefits per the Form 5500	$1,546,478,573	$1,374,641,124

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

The following is a reconciliation of the net investment income per the financial statements for the year ended December 31, 2013 to the Form 5500:

2013
Total investment income per the financial statements	$226,889,660
Adjustment from contract to fair value for fully benefit-responsive contracts as of December 31, 2013	4,379,231
Adjustment from contract to fair value for fully benefit-responsive contracts as of December 31, 2012	(8,673,267)
Total investment income per the Form 5500	$222,595,624

Note 5 - Investments
Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2013 and 2012, respectively, are noted below:

	2013	2012
Praxair Common Stock Fund	$421,162,928	$399,819,883
Fidelity MIP II Class 3 Fund (contract value—$306,725,322 and $311,140,930 , respectively)	311,104,553	319,814,197
Vanguard LifeStrategy Moderate Growth Fund	112,882,395	84,147,959
Invesco VK Small Cap Value Fund Class Y	102,627,295	70,897,228
Spartan 500 Index Fund	98,218,327	72,175,172
Columbia Acorn Fund - Class Z	81,176,041	*

*	Not applicable, investment amount is below five percent.
The Fidelity MIP II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because certain of the fund's investments are fully benefit-responsive investment contracts. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial termination or merger into an external plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The average yield based on actual earnings was approximately 2% at December 31, 2013 and 2012. The average yield based on interest credited to participants was approximately 1% at December 31, 2013 and 2012.

Effective as of July 27, 2012, the following four new investment options were added to the Plan and participants also have the availability of a limited self directed brokerage account through Fidelity's BrokerageLink program:

•	State Street Global Advisors (SSgA) Russell Large Cap Growth Index Fund

•	State Street Global Advisors (SSgA) Russell Large Cap Value Index Fund

•	State Street Global Advisors (SSgA) Russell Small / Mid Cap Index Fund

•	State Street Global Advisors (SSgA) Emerging Markets Index Fund

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2013
Praxair Common Stock Fund	$71,002,042
Mutual funds	100,451,163
Common trusts	14,043,466

$185,496,671

Note 6 - Fair Value Measurement
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions) and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables summarize investment assets measured at fair value at December 31, 2013 and 2012:

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Investment Assets at Fair Value at December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$221,364,512	$—	$—	$221,364,512
Mid-Cap	81,176,041	—	—	81,176,041
Small-Cap	102,627,295	—	—	102,627,295
Balanced	136,825,679	—	—	136,825,679
International	71,159,600	—	—	71,159,600
Emerging markets bond fund	33,280,853	—	—	33,280,853
Domestic bond fund	47,643,094	—	—	47,643,094
BrokerageLink	7,753,048			7,753,048
Praxair Common Stock Fund	421,162,928	—	—	421,162,928
Common trusts:
Large-Cap	—	43,490,641	—	43,490,641
Small-Mid-Cap	—	10,965,750	—	10,965,750
International	—	18,821,141	—	18,821,141
Domestic bond fund	—	311,122,979	—	311,122,979
Total	$1,122,993,050	$384,400,511	$—	$1,507,393,561

Investment Assets at Fair Value at December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$166,190,813	$—	$—	$166,190,813
Mid-Cap	63,783,062	—	—	63,783,062
Small-Cap	70,897,228	—	—	70,897,228
Balanced	108,444,710	—	—	108,444,710
International	56,419,442	—	—	56,419,442
Emerging markets bond fund	49,318,802	—	—	49,318,802
Domestic bond fund	60,510,208	—	—	60,510,208
BrokerageLink	2,567,723			2,567,723
Praxair Common Stock Fund	399,819,884	—	—	399,819,884
Common trusts:
Large-Cap	—	23,209,252	—	23,209,252
Small-Mid-Cap		1,634,601		1,634,601
International	—	14,344,550	—	14,344,550
Domestic bond fund	—	319,814,197	—	319,814,197
Total	$977,951,872	$359,002,600	$—	$1,336,954,472

There are no plan liabilities required to be recorded at fair value at December 31, 2013 and 2012.
The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2013 and 2012, nor were there any transfers between levels 1 and 2 during the year ended December, 2013.
Mutual Funds—Large-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have large market capitalizations. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Mutual Funds—Mid-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have moderate market capitalizations. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds—Small-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have small market capitalizations. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds—Balanced – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds—International – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Emerging Markets Bond Funds – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within emerging markets. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Domestic Bond Fund – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within the domestic market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – BrokerageLink – This class primarily consists of publicly traded funds of registered investment companies. The participants have the ability to invest in Fidelity managed mutual funds and non-Fidelity managed mutual funds available through Fidelity. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Praxair Common Stock Fund – The Praxair Common Stock Fund is an employer stock unitized fund. The fund consists of Praxair, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Praxair, Inc. common stock is valued at the quoted closing market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The Praxair Common Stock Fund is classified as Level 1 within the valuation hierarchy.
Common Trusts – Large-Cap – This class consists of private funds that invest primarily in marketable equity securities with large market capitalizations. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.
Common Trusts – Small-Mid-Cap – This class consists of private funds that invest primarily in marketable equity securities with small or moderate market capitalizations. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, less its liabilities, which are valued primarily

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.
Common Trusts – International – This class consists of private funds that invest primarily in international marketable equity securities and other investments. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, less its liabilities, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.
Common Trusts – Domestic Bond Fund – This class consists of a commingled stable value fund that primarily invests in domestic fixed income securities, money market funds and may invest in investment contracts issued by insurance companies and other financial institutions. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, less its liabilities, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.
Note 7 - Tax Status
The IRS determined and informed the Company by a letter dated September 25, 2003, that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the IRS, the Plan Administrator and counsel believe that in design and operation, the Plan continues to operate in accordance with applicable law. The Plan was submitted for an updated IRS determination letter on both January 31, 2011 and January 31, 2014.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.
Note 8 - Plan Expenses
Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments. Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. Plan participants were charged a rate of 0.04% of their account balance on a monthly basis. Effective November 1, 2013 the rate was reduced to 0.02% of their account balance. These fees, which are accumulated and paid out of the Fidelity MIP II Class 3 Fund, are intended to cover all administrative expenses incurred by the Plan. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan, the difference would be paid by the Company. No plan expenses were paid by the Company during 2013.
Note 9 - Transfers of Participants from Other Plans
The amounts reflected in the Statement of Changes in Net Assets Available for Benefits represent the balances of participants that were merged into the Plan from Texas Welders Supply Co., Inc. 401k Plan and Portagas 401k Profit Sharing Plan & Trust during the plan year.
Note 10 - Parties-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments include shares of common stock of Praxair, Inc., the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions. Loans to participants also qualify as party-in-interest transactions.
Note 11 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Praxair Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 12 - Subsequent Events

In November 2012, the Company acquired Acetylene Oxygen Company. Effective May 1, 2014, the Acetylene Oxygen Company 401(k) Plan was merged into the Plan.

Praxair Retirement Savings Plan
EIN: 06-1249050, Plan Number: 334
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	Praxair Common Stock Fund	Stock Fund	**	$421,162,928
*	Fidelity MIP II Class 3 Fund	Common/Collective Trust	**	311,104,553
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	112,882,395
	Invesco VK Small Cap Value Fund Class Y	Mutual Fund	**	102,627,295
*	Spartan 500 Index Fund	Mutual Fund	**	98,218,327
	Columbia Acorn Fund - Class Z	Mutual Fund	**	81,176,041
*	Fidelity International Discovery Fund	Mutual Fund	**	71,159,600
*	Fidelity Magellan Fund	Mutual Fund	**	65,561,395
*	Fidelity Equity Income Fund	Mutual Fund	**	57,584,791
	Vanguard Total Bond Market Index Institutional Plus	Mutual Fund	**	47,643,094
	PIMCO Emerging Markets Bond Fund	Mutual Fund	**	33,280,853
	Wellington TC Growth Portfolio	Common/Collective Trust	**	28,478,849
	Vanguard LifeStrategy Income Fund	Mutual Fund	**	23,943,283
	International Index Fund	Common/Collective Trust	**	16,608,043
	State Street Global Advisors Russell Small / Mid Cap Index Fund	Common/Collective Trust	**	10,965,750
*	Brokeragelink	Mutual Fund	**	7,753,048
	State Street Global Advisors Russell Large Cap Value Index Fund	Common/Collective Trust	**	7,744,782
	State Street Global Advisors Russell Large Cap Growth Index Fund	Common/Collective Trust	**	7,267,010
	State Street Global Advisors Emerging Markets Index Fund	Common/Collective Trust	**	2,213,098
	TWSCO Stable Value	Common/Collective Trust	**	18,426
				1,507,393,561
*	Notes receivable from participants	Rates ranging 2.25% to 9.4%; maturities through 2044	$—	38,544,614

	Total investments, at fair value			$1,545,938,175

*	Party-in-interest as defined by ERISA

**	Cost information is not required for participant directed investments and, therefore, is not included

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Retirement Savings Plan

Date: May 30, 2014	By:	/s/ Matthew J. White
Matthew J. White,
Chairman of the Administration and Investment
Committee for the Praxair Retirement Savings Plan

(On behalf of the Plan)

Index to Exhibit

Exhibit No.	Description

23.01	Consent of Independent Registered Public Accounting Firm